John Mahon	Writer’s E-mail Address
202.729.7477	John.Mahon@srz.com

September 24, 2019

VIA EDGAR

Mr. Edward Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	YieldStreet Multi-Asset Fund Inc.

Registration Statement on Form N-2

(File Nos. 333-228959 and 811-23407)

Dear Mr. Bartz:

On behalf of YieldStreet Multi-Asset Fund Inc. (the “Company”), attached hereto is a copy of Amendment No. 1 to the Company’s Registration Statement on Form N-2 (File Nos. 333-228959 and 811-23407), initially filed with the Securities and Exchange Commission (the “Commission”) on December 21, 2018 (the “Registration Statement”). In addition, set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Commission to the Company on June 26, 2019 with respect to the Company’s response (the “Prior Response Letter”) to the prior comments provided by the Staff with respect to the Company’s Registration Statement. The Staff’s comment is set forth below in italics and is followed by the Company’s response.

1.	Comment: We note your response to prior comment no. 1 set forth in the Prior Response Letter. Please confirm that no more than 15% of the Company’s total assets will be invested in either (i) direct investments in private funds (“Private Funds”) that rely on the exception from registration set forth in either Section 3(c)(1) or Section 3(c)(7) under the Investment Company Act of 1940, as amended (the “1940 Act”), or (ii) participation interests issued by such Private Funds.

Response: The Company confirms to the Staff that it will not invest more than 15% of its total assets in either (i) direct investments in Private Funds, or (ii) participation interests issued by such Private Funds.

*               *               *

Mr. Edward Bartz

September 24, 2019

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:	Ivor Wolk, General Counsel / YieldStreet Multi-Asset Fund Inc.